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SEC ... MMISSION

08033242

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number 3235-0123
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SEC FILE NUMBER
8- 50082

Securities and Exchange Commission
RECEIVED
NOV 24 2008
Office of Compliance Inspection and Examinations

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 * MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Oak Ridge Financial Services Group Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 Xenia Avenue South, Suite 100
(No. and Street)

Golden Valley	**MN**	**55416**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Potter **763-923-2200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 19 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, James Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oak Ridge Financial Services Group, Inc. as of September 30, 2008 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LORI A. BALE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan 31, 2009

Signature

Sr VP /CCO

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

FINANCIAL STATEMENTS

Years Ended September 30, 2008 and 2007

MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the statements of financial condition of The Oak Ridge Financial Services Group, Inc. as of September 30, 2008 and 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of The Oak Ridge Financial Services Group, Inc. as of September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 12, 2008

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2008 and 2007

	2008	2007
ASSETS		
ASSETS		
Cash	$ 986,411	$ 964,395
Deposits with clearing organizations	200,000	250,000
Receivable from:		
Clearing organization	365,596	441,295
Employees	69,608	68,486
Affiliate	159,870	159,870
Securities owned, at market value	82,500	42,749
Furniture and equipment	573,616	560,052
Accumulated depreciation	(476,959)	(475,759)
Other assets	88,640	71,882
TOTAL ASSETS	$ 2,049,282	$ 2,082,970
LIABILITIES		
LIABILITIES		
Payable to employees	$ 42,729	$ 64,338
Accounts payable and accrued expenses	614,261	572,535
TOTAL LIABILITIES	656,990	636,873
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 720 shares	7	7
Additional paid-in capital	5,385,705	5,385,705
TOTAL CAPITAL CONTRIBUTED	5,385,712	5,385,712
ACCUMULATED DEFICIT	(3,993,413)	(3,939,614)
TOTAL STOCKHOLDER'S EQUITY	1,392,299	1,446,098
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,049,290	$ 2,082,971

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - The Oak Ridge Financial Services Group, Inc. is principally engaged in providing security brokerage, investment banking and related financial services to individuals, institutions and corporations. The Company serves customers throughout the United States but its customers are primarily concentrated in the Upper Midwest.

Oakridge Financial Services Group, Inc, (the Company), a registered securities broker-dealer, is a wholly owned subsidiary of Oakridge Holding Corporation (Holdings).

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the close of business. Employee receivables principally consist of interest bearing loans due two years from the date of employment. The employee receivables are stated at the principal amount plus any accrued and unpaid interest. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on nonaccrual status.

Payments of notes receivable are allocated first to accrued and unpaid interest with the remainder to the outstanding principal balance.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivables balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Management believes that all the receivables are collectible at September 30, 2008.

(1) Nature of business and significant accounting policies (continued)

Revenue recognition:

Underwritings - Underwriting fees are recorded at the time the underwriting is completed and the income is readily determinable.

Consulting fees – Consulting and financial service fees relating to investment banking activities are recognized as the services are performed and collection is reasonably assured.

Securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally the third business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Securities owned and securities sold but not yet purchased are stated at estimated fair market value for financial statement purposes, and unrealized gains and losses are included in operations.

Furniture and fixtures - Furniture and fixtures are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

The cost of furniture and fixtures is depreciated on a straight-line basis over the estimated useful lives of three to seven years. Total depreciation expense is $1,200 and $40,000 for the years ended September 30, 2008 and 2007, respectively.

Income taxes – The Company files a consolidated tax return with its parent company who, effective November 1, 2004, with the consent of its stockholders, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholders separately account for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

Reclassifications - Certain reclassifications have been made to the 2007 financial statement presentation to correspond to the current year's format. Total equity and net income are unchanged due to these reclassifications.

Recently issued accounting pronouncements:

FIN 48 - During June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for year ended 2010.

(1) Nature of business and significant accounting policies (continued)

Recently issued accounting pronouncements: (continued)

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provisions of SFAS 157 in 2009 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

(2) Securities owned and securities sold but not yet purchased

Securities owned and securities sold but not yet purchased that are readily marketable are carried at quoted market values. Trading and investment securities not readily marketable are carried at fair value as determined by management. Unrealized gains and losses are included in operations.

The securities are as follows:

	September 30, 2008	September 30, 2007
Securities owned:		
Trading securities - corporate bonds	$ -	$ 43,000
Trading securities - equities	82,500	-
	$ 82,500	$ 43,000

(3) Employee benefit plans

The Company has a 401(k) plan covering substantially all of its employees. The plan provides for participating employees to make elective deferral contributions to the plan. The Company has not made any discretionary or matching contributions to the plan for the years ended September 30, 2008 and 2007.

(4) Operating leases

The Company leases its office under operating leases.

The lease requires base monthly lease payments of $17,050 to $12,950 over the lease term to July 31, 2011. In addition the Company is required to pay common area charges and a pro-rata share of certain operating and real estate tax expenses.

(4) Operating leases (continued)

The future minimum annual rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year are as follows:

Years Ending September 30,	Total
2009	$ 209,000
2010	152,000
2011	156,000
Totals	$ 517,000

Total rental expense under operating leases with terms in excess of one month was as follows:

	Years Ending September 30,	
	2008	2007
Minimum rentals	$ 214,000	$ 192,000
Common area charges	151,000	140,000
Totals	$ 365,000	$ 332,000

(5) Commitments and contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

(6) Net capital requirements

The Company is subject to the Securities and Exchange Commission's (the Commission) Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15 to 1. In addition, the Company may be prohibited from expanding its business or paying cash dividends if its ratio of aggregate indebtedness to net capital is greater than 10 to 1. At September 30, 2008, the Company's net capital of $948,460 was $848,460 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .69 to 1.

(7) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(8) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities and option transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with two clearing firms that carry all customer accounts and maintain related records. Nonetheless, the Company is liable to the clearing firms for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally three business days after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company carries securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(9) Income taxes

The Company had elected S corporation status until February 28, 2001 and any income or loss was recognized by the Company's stockholders on their personal tax returns. The accumulated deficit through February 28, 2001 was reclassified to additional paid-in capital during 2001.

(9) Income taxes (continued)

From March 1, 2001 through November 1, 2004, the Company generated net operating losses of approximately $2,290,000 for federal tax purposes, which, if not used to offset future taxable income, will begin to expire in 2021. As a result of the November 1, 2004 change in the Company's ownership and the election of S corporation status there are limitations placed on the use of this net operating loss carryforward. A valuation allowance has been established for the entire deferred tax asset, which is primarily related to net operating loss carryforwards, due to the uncertainty of using the tax benefit of the net operating loss carryforwards before they expire. The Company files a consolidated tax return with the Holdings.

(10) Deposit with clearing organizations

The Company clears securities transactions with two organizations. The Company had $200,000 and $250,000 on deposit with the two organizations at September 30, 2008 and 2007, respectively.

(11) Related party transactions

The Company paid certain operating expenses on behalf of Holdings during the years ending September 30, 2008 and 2007 in the amount of $0 and $5,900, respectively. Holdings owed the Company $160,000 at September 30, 2008 and 2007.

MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

THE OAK RIDGE FINANCIAL SERVICES GROUP, INC.

We have audited the financial statements of The Oak Ridge Financial Services Group, Inc. for the year ended September 30, 2008, and have issued our report thereon dated November 12, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of The Oak Ridge Financial Services Group, Inc. taken as a whole.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects The Oak Ridge Financial Services Group's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

Our study and evaluation disclosed no condition that we believed to be a material weakness, and no facts came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 12, 2008

END